EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three months ended March 31,
(Unaudited)	2005	2004
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$24,064	$22,442
Other interest	4,860	317
Amortization of debt discount and expense	878	929
Interest on lease agreements	5,195	5,410

Total Fixed Charges	34,997	29,098

Earnings before income taxes and undistributed income from equity investees	171,484	171,320

Earnings available for fixed charges	$206,481	$200,418

Ratio of earnings to fixed charges	5.90 x	6.89 x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.